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                                                                    EXHIBIT 12.1

                               CALPINE CORPORATION

                       RATIO OF EARNINGS TO FIXED CHARGES
                                    YTD 2003

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
                                                                                       YEAR ENDED DECEMBER 31,
                                                                       -----------------------------------------------------------
                                                                         1999       2000        2001         2002         2003
                                                                       ---------  ---------  -----------  -----------  -----------
                                                                                           (IN THOUSANDS)
COMPUTATION OF EARNINGS:
Pretax income before adjustment for minority interests in
consolidated subsidiaries and income or loss from equity investees ..   140,454    537,242      862,289       24,909       60,246
Fixed charges .......................................................   165,354    355,093      790,929    1,088,775    1,254,654
Amortization of capitalized interest ................................       331        447        2,425       11,980       19,539
Distributed income of equity investees ..............................    43,318     29,979        5,983       14,117      141,627
Interest capitalized ................................................   (47,300)  (206,973)    (498,723)    (575,446)    (444,584)
Minority interest in pretax income of subsidiaries that have not
incurred fixed charges ..............................................       265       (895)          --           --           --
Distribution of HIGH TIDES ..........................................    (2,565)   (45,076)     (62,412)     (62,632)     (46,610)
                                                                       --------   --------   ----------   ----------   ----------
Total Earnings ......................................................   299,857    669,817    1,100,491      501,703      984,872
COMPUTATION OF FIXED CHARGES:
Interest expensed and capitalized ...................................   150,548    288,863      695,344      989,136    1,170,687
Estimate of interest within rental expense ..........................    12,241     21,154       33,173       37,007       37,357
Distributions on HIGH TIDES .........................................     2,565     45,076       62,412       62,632       46,610
                                                                       --------   --------   ----------   ----------   ----------
Total fixed charges .................................................   165,354    355,093      790,929    1,088,775    1,254,654
RATIO OF EARNINGS TO FIXED CHARGES ..................................     1.81x      1.89x        1.39x           --           --(i)
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(i)  For the year ended December 31, 2003, the Company had an earnings-to-fixed-charges coverage deficiency of approximately $269.8 million, primarily as a result of (1) a pre-tax charge to earnings of $64.4 million for equipment cancellation and asset impairment and $16.4 million for long-term service agreement cancellation charges, (2) increased interest costs due to recent debt financings to support our growth, and (3)
     a decrease in average spark spreads per megawatt-hour and higher fuel expense in 2003 as compared with the same period in 2002.


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